[redacted]

09005135

NO-ACT

ACT ICA 1940
SECTION 12(d)(1)(A)&(B), 15(a)
RULE
PUBLIC AVAILABILITY 6/30/09

RESPONSE OF THE OFFICE OF
INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 2009-3-ICR
Madison Asset Management, LLC, et al.

Your letter of June 29, 2009 requests our assurance that we would not recommend that the Commission take any enforcement action under sections 12(d)(1)(A) and (B), 15(a), and 17(a) of the Investment Company Act of 1940 ("Act") and rule 18f-2 under the Act if Madison Asset Management, LLC ("Madison"), MEMBERS Mutual Funds and Ultra Series Fund (together with MEMBERS Mutual Funds, the "Funds") rely on two exemptive orders issued to MEMBERS Capital Advisors, Inc. ("MCA") (formerly, CIMCO, Inc.) and the Funds, as described below.

You state that on April 15, 2009, MCA entered into an agreement with Madison, pursuant to which MCA agreed to transfer its investment company management business to Madison (the "Transfer"). You anticipate that the Transfer will be consummated after the close of business on June 30, 2009. You state that Madison will commence serving as investment adviser to the Funds as of the effective date of the Transfer.

The Commission by order exempted MCA and the Funds: (1) from section 15(a) of the Act and rule 18f-2 under the Act, permitting the Funds to enter into and materially amend subadvisory contracts without obtaining shareholder approval[1] and (2) from sections 12(d)(1)(A) and (B) and 17(a) of the Act, permitting the Funds to acquire shares of registered open-end management investment companies and unit investment trusts both within and outside the same group of investment companies.[2] (These orders are collectively referred to in this letter as the "Existing Orders.")

Madison and the Funds recently filed two applications with the Commission in which they request exemptive orders that would continue the relief previously granted in the Existing Orders ("Requested Orders").

You state that the Funds and Madison propose to rely on the Existing Orders pending receipt of the Requested Orders. You further state that Madison will comply with the terms and conditions of the Existing Orders imposed on MCA as though such terms and conditions were imposed directly on Madison. You also state that the Funds will rely on each Requested Order when it is granted, rather than continuing to rely on the respective Existing Order.

Based on the facts and representations made in your letter, we would not recommend enforcement action to the Commission under sections 12(d)(1)(A) and (B), 15(a), and 17(a) of

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1 MEMBERS Mutual Funds and CIMCO, Inc., Investment Company Act Release Nos. 23365 (July 29, 1998) (notice) and 23400 (Aug. 25, 1998) (order).

2 MEMBERS Mutual Funds, et al., Investment Company Act Release Nos. 27598 (Dec. 13, 2006) (notice) and 27657 (Jan. 09, 2007) (order).

Act and rule 18f-2 under the Act if Madison and the Funds rely on the Existing Orders until the earlier of the issuance by the Commission of the Requested Orders, or six months from the date of this letter.

This response expresses the Division's position on enforcement action only, and does not purport to express any legal conclusions on the questions presented. Facts or conditions different from those presented in your letter might require a different conclusion. In addition, this letter provides no assurance that the Commission will grant the Requested Orders, or that the Division will not comment upon or seek modification of any application for the Requested Orders.

John Yoder/BB

John Yoder
Senior Counsel
Office of Investment Company Regulation
June 30, 2009

Madison
Investment Advisors, Inc.

BY OVERNIGHT DELIVERY

June 29, 2009

Michael W. Mundt, Assistant Director
Office of Investment Company Regulation
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4041

Re: Madison Asset Management, LLC et al.

Dear Mr. Mundt:

The undersigned, on behalf of Madison Asset Management, LLC ("Madison"), MEMBERS Mutual Funds and the Ultra Series Fund (together with MEMBERS Mutual Funds, the "Funds"), requests that the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") advise us that it will not recommend that the Commission take any enforcement action under Sections 12(d)(1)(A) and (B), 15(a), and 17(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 18f-2 under the 1940 Act, under the circumstances described below.

Summary and Background

MEMBERS Capitol Advisors, Inc. ("MCA") entered into an agreement with Madison pursuant to which MCA intends to transfer the assets of its investment advisory business to Madison (the transfer of such business is referred to herein as the "Transfer"). MCA currently serves as the investment advisor to the Funds. The consummation of the Transfer is currently anticipated to occur after close of business on June 30, 2009 when investment advisory agreements between the Funds and Madison will become effective. MCA and the Funds currently engage in certain activities in reliance on two exemptive orders described below ("Existing Orders"). Madison, which is not covered by the Existing Orders, has filed two applications with the Commission requesting exemptive orders ("Requested Orders") that would effectively continue the relief granted in the Existing Orders. Because the Requested Orders have not yet been issued and in order to permit Madison to engage in activities similar to those which were the subject of the Existing Orders obtained by MCA and the Funds, Madison is seeking a no-action position as it pertains to the following Existing Orders:

Investment Company Act Release No. 23400

The Funds and MCA (then known as CIMCO, Inc.) filed an application on June 20, 1997, and amendments on May 28, 1998 and August 11, 1998 requesting an order under section 6(c) of the 1940 Act for an exemption from section 15(a) of the 1940 Act and rule 18f-2. The Commission granted the requested exemptions by order dated August 25, 1998, subject to the conditions contained therein.[1] The order permits the Funds to enter into and materially amend subadvisory contracts without obtaining shareholder approval.

Investment Company Act Release No. 27657

The Funds and MCA filed an application on October 29, 2004 and amendments on March 24, 2006 and December 6, 2006 requesting an order under section 12(d)(1)(J) of the 1940 Act granting an exemption from sections 12(d)(1)(A) and (B) of the 1940 Act and under sections 6(c) and 17(b) of the 1940 Act granting an exemption from section 17(a) of the 1940 Act. The Commission granted the requested exemptions by order dated January 9, 2007, subject to the conditions contained therein.[2] The order permits the Funds to acquire shares of registered open-end management investment companies and unit investment trusts both within and outside the same group of investment companies.

Statement of Facts

On April 15, 2009, MCA entered into a joint venture agreement pursuant to which it agreed to sell, assign, convey and transfer all of its right, title and interest in and to its investment company management business to Madison in exchange for cash compensation and a non-voting equity interest in Madison.

Pursuant to proxy statements filed with the Commission on April 16, 2009 and provided to shareholders during May 2009, the Boards of Trustees of the Funds recommended that the shareholders of the Funds approve new investment advisory contracts with Madison to be effective on the consummation of the Transfer. Pending Fund shareholder approval, the Transfer is expected to be consummated after close of business on June 30, 2009. To the extent shareholder approval of the new investment advisory contract for any series of the Funds has not been obtained by June 30, 2009, in order to consummate the Transfer, Madison and the Funds anticipate that they will rely on the provisions of rule 15a-4(b)(2) under the 1940 Act whereby each such Fund will enter into an interim investment advisory contract with Madison to be effective until shareholder approval is obtained.[3]

Rationale

Upon consummation of the Transfer, there will be no change in the investment objectives of the existing Funds or the fees and charges in connection therewith. While a new entity (Madison) is acting as investment adviser, it will be stepping into the role of the former investment adviser (MCA). There will be continuity of personnel administering the Funds and Madison will, upon consummation of the Transfer, comply with all representations, conditions and agreements contained in the

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[1] MEMBERS Mutual Funds and CIMCO, Inc., Investment Company Act Release Nos. 23365 (July 29, 1998) (notice) and 23400 (Aug. 25, 1998) (order) ("Manager of Managers order"). Although Ultra Series Fund was not a named applicant in the application for the Manager of Managers order, it is covered under the terms of the order.

[2] MEMBERS Mutual Funds, et al., Investment Company Act Release Nos. 27598 (Dec. 13, 2006) (notice) and 27657 (January 9, 2007) (order).

[3] We are not requesting in this letter, and we understand that the Staff is not taking, any position with respect to section 15(f) of the 1940 Act.

Existing Orders as if it were MCA so that Madison and the Funds may engage in the transactions contemplated by the Existing Orders in the interests of Fund shareholders.

Madison and the Funds have applied for the Requested Orders which, if granted, would effectively continue the relief previously granted in the Existing Orders. The primary change to be effected by the Transfer is the change in the identity of the investment adviser to the Funds. The relevant facts set forth in the Existing Orders that provided the basis for granting the Existing Orders, other than the identity of the investment adviser, have not changed since the Existing Orders were granted and are not proposed to change as a result of the Transfer.

The Funds and Madison propose that, pending receipt of the Requested Orders, the Funds and Madison would rely on the Existing Orders and would be subject to those orders' terms and conditions. Madison specifically agrees that, pending receipt of the Requested Orders, it will comply with the terms and conditions in the Existing Orders imposed on MCA as though such terms and conditions were imposed directly on Madison. The Funds agree that they will rely on each Requested Order when it is granted, rather than continuing to rely on the respective Existing Order. The Funds further agree that such Staff no-action position shall remain in effect only until the earlier of the date on which the appropriate Requested Order is issued, or six months from the date of the letter.

We believe that the Funds should be permitted to continue relying on the Existing Orders because the factors supporting the issuance of such orders are still applicable to the Funds even though the Funds will have a different investment adviser after the Transfer. Moreover, we believe that all of MCA's investment company business assets are being transferred to Madison for valid business reasons and represent that the Transfer was not occasioned by a desire on the part of Madison to acquire use of the Existing Orders.

The Staff previously has taken "no-action" positions in similar situations involving various parties who sought to continue to rely on exemptive orders despite changes in circumstances similar to those involved here. See Reich & Tang Distributors L.P. (pub. avail. March 13, 1996), PaineWebber Incorporated (pub. avail. Jan. 27, 1995), The Chase Manhattan Bank, N.A. (pub. avail. July 25, 1996), Shearson Lehman Brothers, Inc. (pub. avail. June 8, 1993), The Kent Funds (pub. avail. February 15, 1994), The PNC Fund (pub. avail. April 2, 1993); Cigna Funds Group (pub. avail. July 13, 1992), Merrill Lynch Federal Securities (pub. avail. September 26, 1991), First Boston Corporation (pub. avail. July 3, 1991), Fiduciary Capital Partners, L.P. (pub. avail. January 24, 1990) and Federated Investors, Inc. (September 22, 1988). Similar relief is appropriate here in order to avoid needless disruption and expense to the Funds and their shareholders.

Accordingly, since Madison and the Funds have agreed to satisfy all of the representations, conditions and agreements set forth in the Existing Orders in order to engage in the contemplated transactions after the Transfer, the original benefits and protections required by the standards set forth in Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act, as applicable, would continue.

Conclusion

For the reasons stated above, and subject to the condition that Madison and the Funds will comply with the terms and conditions of the Existing Orders pending receipt of the Requested Orders, we respectfully request that the Staff advise that it will not recommend that the Commission take enforcement action if Madison and the Funds rely on the Existing Orders until the earlier of the date that the Requested Orders are issued, or six months from the date the Staff's letter is issued.

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We greatly appreciate your assistance with this request. Should you have any questions regarding this request, please contact the undersigned directly at (480) 443-9537.

Respectfully submitted,

W. Richard Mason
General Counsel
Madison Asset Management, LLC

Cc: John Yoder, Senior Counsel
Marilyn Mann, Branch Chief